[redacted]

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SECURIT 08026643 SSION

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Financial Securities, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5773 Woodway Drive Suite 281
(No. and Street)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Houston (City) TX (State) 77057-1501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leland Dykes
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508 West (Address) Southfield, (City) MI. (State) 487075 (Zip Code)

RECD S.E.C.
FEB 28 2008
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Leland Dykes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Financial Securities, LTD., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Leland Dykes

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONE FINANCIAL SECURITIES, LTD
AUDIT REPORT
December 31, 2007

One Financial Securities, LTD

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2007 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2007

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 26, 2008

To the Partners
One Financial Securities, LTD
5773 Woodway Drive Suite 281
Houston, TX 77057-1501

I have audited the accompanying balance sheet of One Financial Securities, LTD, as of December 31, 2007, and the related statements of income, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of One Financial Securities, LTD as of December 31, 2007, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr., C.P.A.
Edward Richardson Jr., CPA

One Financial Securities, LTD
BALANCE SHEET
As of December 31, 2007

ASSETS

CURRENT ASSETS		
Checking: General	$	2,009.17
Savings:		5,427.30
Total Current Assets		7,436.47
PROPERTY AND EQUIPMENT		
OTHER ASSETS		
Goodwill		26,000.00
Total Other Assets		26,000.00
TOTAL ASSETS	$	33,436.47

See Accountant's Audit Report

One Financial Securities, LTD
BALANCE SHEET
As of December 31, 2007

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES

LONG-TERM LIABILITIES

PARTNERS' EQUITY	
Partners' Equity	33,436.47
Total Partners' Equity	33,436.47
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 33,436.47

See Accountant's Audit Report

One Financial Securities, LTD
INCOME STATEMENT

		12 Months Ended December 31, 2007
Sales		
Commissions Earned	$	3,220.66
Interest Income		6.00
Revenue - Other		35,000.00
Less Returns & Allowances		0.00
Total Sales		38,226.66
Gross Profit		38,226.66
Operating Expenses		
Bank Service Charges		45.00
Commission Earned		42,572.70
Licenses, Fees, Permits		425.00
Miscellaneous		6.00
Total Operating Expenses		43,048.70
Operating Income (Loss)		(4,822.04)
Other Income (Expense)		
Net Income (Loss) Before Taxes		(4,822.04)
Net Income (Loss)	$	(4,822.04)

See Accountant's Audit Report

One Financial Securities, LTD
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (4,822.04)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	0.00
Total Adjustments	0.00
Net Cash Provided By (Used in) Operating Activities	(4,822.04)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,822.04)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,258.51
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 7,436.47

See Accountant's Audit Report

One Financial Securities, LTD
Statement of Changes in Partner's Equity
For the Year-Ended December 31, 2007

	Beginning Balance	Contributions (Distributions)	Net Income(loss)	Total Ending Balance
Balance at January 1, 2007	$ 36,385	$ -	$ -	$ 36,385
Net Loss of the year ended December 31, 2007	-	-	(4,822.00)	(4,822.00)
Capital Transactions	-	2,000	-	2,000.00
Balance at December 31, 2007	$ 36,385	$ 2,000	(4,822.00)	$ 33,563.00

See Accountant's Report

One Financial Securities, LTD
Notes to the Financial Statements
For the year Ended December 31, 2007

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by One Financial Securities, LTD (the Partnership) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Partnership was organized in the state of Texas in 2000. The Partnership is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership's principal business activity is the sale of securities. Operations began in 2000.

Description of Business

The Partnership, located in Houston, TX is a broker and dealer in securities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the Financial Institution Regulatory Authority (FINRA) of which the Partnership is a member.

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Partnership considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Partnership considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues and related expenses arising form securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Income taxes
The Partnership has elected to report as a partnership under the Internal Revenue Code. Taxes are not provided for by the Partnership as taxable income flows through to the partners.

One Financial Securities, LTD
Notes to the Financial Statements
For the year Ended December 31, 2007

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of net capital or the computation of the ratio of aggregate indebtedness to net capital at December 31, 2007, or in the procedures followed in making the periodic computation required. At December 31, 2007, the Partnership had net capital of $7,436 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .00 to 1 at December 31, 2007. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2007

One Financial Securities, LTD
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Computation of Net Capital

Total stockholder's equity:	$ 33,436.47
Nonallowable assets:	
Prepaids	26,000.00
Property, furniture and equipment, net	-
Net allowable capital	$ 7,436.47

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 5,000.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 2,436.47

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	00.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of December 31, 2007

Net Capital per audited report	$ 7,436.47
Net Capital per Focus Report	7,436.47
Reconciled Difference	$ 0.00

One Financial Securities, LTD
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2007

Exemptive Provisions Rule 15c3-3

The Partnership is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2007	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2007	$ -

REPORT ON INTERNAL CONTROL

For the year Ended December 31, 2007

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2008

To the Partners
One Financial Securities, LTD
5773 Woodway Drive, Suite 281
Houston, TX 77057-1501

In planning and performing my audit of the financial statements and supplemental schedules of One Financial Securities, LTD for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Partnership, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr., C.P.A.

Edward Richardson, Jr., CPA

END